Exhibit 21.1

Subsidiaries of SeaSpine Holdings Corporation

Name of Subsidiary	State or Country of Incorporation or Organization

IsoTis International SA	Switzerland

IsoTis OrthoBiologics, Inc.	Washington

IsoTis, Inc.	Delaware

SeaSpine, Inc.	Delaware

SeaSpine Sales LLC	Delaware

SeaSpine Orthopedics Corporation	Delaware

Theken Spine, LLC	Ohio